UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549,,
FORM 12b-25,,
,,SEC FILE NUMBER
0-9065
,,
NOTIFICATION OF LATE FILING,,
,,,,CUSIP NUMBER
381145101
(Check One):  Form 10-K    Form 20-F    Form 11-K    Form 10-Q
Form N-SAR,,


          For Period Ended: November 30, 1995
          [  ] Transition Report on Form 10-K
          [  ] Transition Report on Form 20-F
          [  ] Transition Report on Form 11-K
          [  ] Transition Report on Form 10-Q
          [  ] Transition Report on Form N-SAR
          For the Transition Period Ended:



Read Instruction (on back page) Before Preparing Form.  Please
Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:




PART I   REGISTRANT INFORMATION

Golden Pharmaceuticals, Inc.

Full Name of Registrant



Former Name if Applicable

1313 Washington Avenue

Address of Principal Executive Office (Street and Number)

Golden, Colorado  80401

City, State and Zip Code

PART II   RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
 (Check box if appropriate)

,(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


 ,(b)     The subject annual report, semi-annual report,
transition report on Form 10-K,
     Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before
     the fifteenth calendar day following the prescribed due
date; or the subject
     quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
,(c)     The accountant's statement or other exhibit required by
Rule 12b-25(c) has been
          attached if applicable.




PART III   NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Please See Attached.


PART IV   OTHER INFORMATION

(1),Name and telephone number of person to contact in regard to this notification,

,  Glen H. Weaver

                                    (Name),             (303)

                                  (Area Code),      279-9375

                                  (Telephone Number)
,,
(2),Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment
Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
,


  Yes       No
,,
(3),Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?,

  Yes       No
,
,If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.





Golden Pharmaceuticals, Inc.


(Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date     January 17, 1996                         By   /s/ Glen
H. Weaver
                                             Glen H. Weaver, Vice
President, Finance

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

,                                  ATTENTION,

Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See
18 U.S.C. 1001).




                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules
       and Regulations under the Securities Exchange Act of 1934.

2.   One signed original and four conformed copies of this form and amendments
      thereto must be     completed and filed with the Securities
and Exchange
      Commission, Washington, D.C. 20549, in accordance with Rule
0-3 of the
      General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.   Amendments to the notifications must also be filed on form
12b-25 but need not
      restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file  a report solely due to electronic difficulties.
Filers unable to submit a report
      within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T
(232.201 or 232.202 of this
      chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of
       Regulation S-T (232.13(b) of this chapter).

 PART III - NARRATIVE

          On August 7, 1995, the Registrant acquired all of the outstanding capital stock of Quality Care Pharmaceuticals,
Inc., a
     California corporation ("QCP") (the "Acquisition") for an aggregate purchase price of $3,718,750. The consolidation of the operations of QCP with Company's the  three month period ended November
30,
     1995 has resulted in extensivechanges to the financial statements of the Registrant. Therefore the Registrant is unable to timely complete the information required for the presentation of its
     Quarterly Report on Form 10-QSB for the period ending
November 30,
     1995.

PART IV - OTHER INFORMATION

3. The consolidation of the operations of QCP with the Company's for the three months ended November 30, 1995 will have a significant impact on the balance sheet and results of operations
     of the Registrant as compared to the corresponding period for the last fiscal year.

          Anticipated condensed financial information for the Registrant is as follows:
                                          11-30-95
11-30-94

     Balance Sheets

     Current Assets                   $ 2,540,263              $
 888,182
     Property, Plant and Equipment      1,078,060
 528,782
     Other Assets                       4,335,799
  65,757
                                      $ 7,954,122              $
1,482,721

     Current Liabilities              $ 1,988,243              $
 326,289
     Other Liabilities                  4,373,745
 326,566
     Equity                             1,545,293
 829,867
                                      $ 7,907,281              $
1,482,721



     Income Statements

     Revenues                          $ 2,264,773          $
898,560   Costs and expenses                  2,350,367
   630,414
     Net Income                       $    (85,594)         $
268,146*

     Net Income per common share    $         *             $
    *

     _____________
      * After extraordinary item of $99,677.

                         January 17, 1995



United States Securities
 and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn: Filing Desk

     Re:  Golden Pharmaceuticals, Inc.

Ladies and Gentlemen:

     Pursuant to Rule 12b-25 of the Securities Exchange Act of
1934, submitted herewith for filing is Golden Pharmaceuticals, Inc.'s Form 12b-25 Notification of Late Filing of Form 10-QSB for the quarter ended November 30, 1995.

     This filing is being effected by direct transmission to the Securities and Exchange Commission's Operational EDGAR System.

     Please contact the undersigned at (303) 297-2400 if there are any questions.

                              Sincerely,

                              /s/ Deborah A. Hogan

                              Deborah A. Hogan